

September 18, 2012

Via E-mail

David E. Mangum
Chief Financial Officer
Global Payments Inc.
10 Glenlake Parkway, North Tower
Atlanta, GA 30328-3473

      Re: Global Payments Inc.
              Form 10-K for the Fiscal Year Ended May 31, 2012
              Filed July 27, 2012
              File No. 001-16111

Dear Mr. Mangum:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2012

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 29

Fiscal Year Ended May 31, 2012 Compared to Fiscal Year Ended May 31, 2011, page 29

1. In your first risk factor and elsewhere in your filing, you disclose that certain card networks removed you from their list of PCI DSS compliant service providers and that your failure or a delay in returning to the lists could have a material adverse effect on your business, financial condition and results of operations. Beginning with your next

Form 10-Q, please expand your disclosure to quantify the impact of being removed from the PCI DSS list on revenue or other appropriate measure and to clarify narratively the impact of what it means not to be on the list of PCI DSS compliant service providers. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

2. Beginning with your next Form 10-Q, please also provide context around the potential unauthorized access to servers clarifying what you mean by "subset of the number of merchant applicants" and disclose the number of potentially-affected individuals or provide some measure to indicate the degree of exposure.

3. Reference is made to the increase in the operating margin for your International Merchant Services Segment on page 32. Please explain to us what the pricing benefits were in the United Kingdom and the nature of the marketing fee true-up in Spain and expand your disclosure accordingly. Further, please tell us the amount of the true-up. You may want to use language that is more explanatory to the non-initiate in future filings.

4. Please help us understand why lower interchange expense due to the Durbin amendment had a positive effect on your revenues. While we understand the amounts paid to the banks for interchange expense decreased, please explain why there was not a corresponding decrease in revenues as we might expect if your illustrative card transaction on page 6 is similar for debit card transactions. In this regard, a sample debit card fee transaction may be useful to our understanding and supplement future discussions, similar to the one on page 6, of a credit card transaction.

Item 8 – Financial Statements and Supplementary Data, page 48

Note 1-Summary of Significant Accounting Policies

Correction of an error and change in accounting principle, page 56

5. Your discussion suggests you changed your method of accounting for treasury stock transactions to the par value method. If our understanding is incorrect, please clarify it. If our understanding is correct, please advise what cost flow assumption you used to identify the net original issue proceeds to the cost of the shares repurchased in determining whether to debit retained earnings or credit additional paid-in capital. Tell us whether you believe such method should be disclosed to the extent it represents a choice between acceptable accounting methods.

Reserve for operating losses, page 59

6. Please help us understand the portion of your reserve for operating losses that represents a projection of future losses. Please explain to us in detail why this portion of the

estimate represents an incurred liability as opposed to a liability whose existence is contingent upon events that will occur after the balance sheet date. In this regard, a detailed description of what is being estimated in the projection of future losses may be helpful to our understanding.

Note 3 – Business and Intangible Asset Acquisitions, page 64

Fiscal 2010, page 66

7. Please explain to us in detail how the purchase of the LLP was treated for UK tax purposes. If the tax treatment was similar to a taxable acquisition in the US, please provide us with a summarization of the tax purchase price and whether there were any relative differences in the partial step up allocation under purchase accounting. To the extent any goodwill was recorded for tax purposes, please advise whether such goodwill is deductible and the tax mechanism or election for realizing any tax benefit related to such goodwill. Please advise how LLP's are treated under the UK tax scheme and how any deductible goodwill would result in a future tax benefit to the taxable corporate parent assuming the LLP is treated as a tax conduit under UK law. In this regard, please cite the specific UK statutory, regulatory or precedent authority for the deductibility of goodwill for corporate tax purposes on the LLP subsidiary. If there was any doubt as to the ability to realize such tax benefit of goodwill *at the purchase date*, please advise in detail your basis for recording a deferred tax benefit on an outside basis difference. Assuming there was no doubt regarding the initial realizability of the deferred tax asset, please explain to us whether you continued to believe it is more likely than not that the deferred tax asset for this basis difference in the LLP will be sustained and the time frame over which the deferred tax asset will reverse. In this regard, provide us the anticipated (actual) entries to reverse the deferred tax asset as the tax benefits were realized. If there was any doubt as to the ability to realize a tax deduction for goodwill at the purchase or some later date, please advise what consideration was given to no recognition of a deferred tax asset or, if subsequent to the purchase date, a full or partial valuation allowance on the deferred tax asset. Please be comprehensive in your answer as we may have further comment.

Note 15 – Commitments and Contingencies, page 84

8. We note your disclosure on page 11 that you are subject to regulation and oversight in certain EU member nations including the requirement that you maintain specified regulatory capital. Please tell us what consideration you gave to describing those regulatory capital requirements, including quantitative measures, and the actual or possible material effects of noncompliance.

Exhibit 18

9. We note the exhibit incorporated by reference from your Form 10-Q dated February 28, 2006 refers to your change in date for your annual impairment test. We believe you intended to incorporate Exhibit 18 dated October 11, 2011 filed with your Form 10-Q for the quarter ended August 31, 2011. Please revise to provide a preferability letter relating to the change in the method of accounting for the retirement of repurchased shares. See Item 601 of Regulation S-K.

Exhibits 31.1 and 31.2

10. Please revise to provide certifications for your report on Form 10-K. See Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3720 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant